OWNERSHIP AND MATERIAL CHANGES AS OF October 9, 1998 PURSUANT TO
CFR 240.13d-2(a) BY FILER CARL W. DINGER III:



Item 7:  Sole Voting Power:


                 186,166 shares, (no change since last filing)


Item 9:  Sole Dispositive Power:


                 186,166 shares, (no change since last filing)


Item 11: Aggregate Amount Beneficially Owned By Each Reporting Person:


                 186,166 shares, (no change since last filing)


Item 13: Percent of Class Represented By Amount in Row 11:


                 5.86%, (no change since last filing)


B. General Instructions for complying with Schedule 13-D/A - Ronson Coporation Material Changes as of October 9, 1998:

Item 4:  Purpose of the Transaction:

         Since Filer's last 13D/A which was filed in July 1998, Filer and Issuer have maintained ongoing discussions regarding the business of the Company.

         Recently, Filer and Issuer agreed to a more formal arrangement whereby Filer will act in the capacity as a consultant to the Issuer regarding certain matters, for compensation. Furthermore, Filer has signed an option agreement with Issuer giving Issuer the right, but not the obligation to buy Filer's ownership in Issuer for a period of eighteen months. Filer has further agreed to vote his shares with the recommendation of the Board of Director's on all matters brought before the shareholder's at large. Filer has agreed not to increase or decrease his position in Issuer during the option period.

Item 5:  Interest in Securities of the Issuer:

                 a.) Aggregate Number of Shares of Issuer & Percentage of
                     Class Held:


                     186,166 shares of Common (5.86% of the Common outstanding, based on the 10-Q filed for the quarter ending March 31,
                     1998) owned directly by Carl W. Dinger III. (no change since last filing.)

                 b.) Number of Shares/Sole Voting Power/Sole Disposition Power:


                     186,166 shares sole voting power and sole dispostion power held by Carl W. Dinger III, (no change since last filing.)

                 c.) Transactions, (purchase) by the Filer in the Class of
                     Securities Reported (post the filing of the last 13-D Amendment on July 20, 1998



                     Date:               Shares:            Price:

                                          NONE